UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                       SEC File Number 000-25901
                                                          CUSIP Number 169423100



                           NOTIFICATION OF LATE FILING

(Check One):      [ ] Form 10-K [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
                  [ ] Form 10-D  [ ] Form N-SAR  [ ] Form N-CSR

         For Period Ended: March 31, 2007

         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR

         For Transition Period Ended:
                                     -------------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
-------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

CHINA RITAR POWER CORP.
--------------------------------------------------------------------------------
Full Name of Registrant

Room 405, Tower C, Huahan Building, 16 Langshan Road, North High-Tech Industrial Park, Nanshan District
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Shenzhen, China, 518057
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULE 12-b 25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]         (b)   The subject annual  report,  semi-annual  report,  transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense due to the fact that it has not completed the process of preparing and integrating its operating and financial information into statements for the first quarter of 2007. The Registrant anticipates that it will file its Form 10-Q no later than the fifth calendar day following the prescribed due date, as permitted by Exchange Act Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Jiada Hu (Chief Executive Officer)          86-755           83475380
     ---------------------------------------     ------           --------
         (Name)                                (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported in its Current Report on Form 8-K filed on February 22, 2007, effective on February 16, 2007, the Registrant completed a share exchange transaction (the "Share Exchange") with Ritar International Group Limited ("Ritar International"), a British Virgin Islands company and Ritar International's shareholders which resulted in a change in control of the Registrant. The Share Exchange also completely changed the Registrant's operations. Prior to February 16, 2007, the Registrant was a shell corporation which was not engaged in any active business. Through Ritar International's Chinese operating subsidiaries, the Registrant is currently designing, developing, manufacturing and selling environmentally friendly lead-acid batteries with a wide range of applications and capacities, especially in the light electric vehicle or LEV segment, in China.

Although the Registrant was the surviving legal entity in the Share Exchange, the transaction is accounted for as a reverse acquisition with Ritar International deemed as the accounting acquirer. Under the purchase method of accounting, Ritar International's historical results will be carried forward and the Registrant's operations will be included in the financial statements commencing on the effective date of the Share Exchange. Accordingly, the amounts of revenue, net profit, assets, liabilities and shareholder's equity will differ significantly from the operation results reported in the previous year's Form 10-QSB that was filed for the corresponding fiscal quarter in 2006 as a result of such reverse acquisition accounting. The Registrant is unable to provide an accurate quantitative estimate of the results for the quarters ended March 31, 2007 and 2006, as it has not yet completed the information necessary to provide such an estimate. However, the Registrant expects to file its Quarterly Report on Form 10-Q with such results within the allotted extension period.

                            CHINA RITAR POWER CORP.
                            -----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:   May 15, 2007                         By:  /s/Jiada Hu
        ----------------------------             -------------------------------
                                                  Jiada Hu
                                                  Chief Executive Officer